SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                NOXSO CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  670 155 20 9
                                 (CUSIP Number)


                              CRAIG A. STONER, ESQ.
                   DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.
                 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203
                                  303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 APRIL 22, 2003
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f)
                  or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 670155 20 9                                                PAGE 2 OF 9

                                  SCHEDULE 13D

  1     NAME OF REPORTING PERSON                         ROBERT M. LONG

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)


  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
        (See Instructions)                                           (b) [ ]

  3     SEC USE ONLY

  4     SOURCE OF FUNDS (See Instructions)
        PF

  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                            [ ]

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES

 NUMBER OF            7         SOLE VOTING POWER
SHARES BENE-                    192,906
  FICIALLY            8         SHARED VOTING POWER
  OWNED BY                      -0-
    EACH              9         SOLE DISPOSITIVE POWER
 REPORTING                      192,906
PERSON WITH           10        SHARED DISPOSITIVE POWER
                                -0-

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
        192,906

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                        [ ]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        17.0%

  14    TYPE OF REPORTING PERSON*
        IN


INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7             2 OF 9
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 670155 20 9                                                PAGE 3 OF 9

                                  SCHEDULE 13D


  1     NAME OF REPORTING PERSON                         ROBERT PLATEK

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)


  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
        (See Instructions)                                           (b) [ ]

  3     SEC USE ONLY

  4     SOURCE OF FUNDS (See Instructions)
        PF

  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                            [ ]

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES

 NUMBER OF            7         SOLE VOTING POWER
SHARES BENE-                    175,370
  FICIALLY            8         SHARED VOTING POWER
  OWNED BY                      -0-
    EACH              9         SOLE DISPOSITIVE POWER
 REPORTING                      175,370
PERSON WITH           10        SHARED DISPOSITIVE POWER
                                -0-

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
        175,370

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                        [ ]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.5%

  14    TYPE OF REPORTING PERSON*
        IN


INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7             3 OF 9
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 670155 20 9                                                PAGE 4 OF 9

                                  SCHEDULE 13D


  1     NAME OF REPORTING PERSON                              SPENCER LEVY

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)


  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
        (See Instructions)                                           (b) [ ]

  3     SEC USE ONLY

  4     SOURCE OF FUNDS (See Instructions)
        PF

  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                            [ ]

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES

 NUMBER OF            7         SOLE VOTING POWER
SHARES BENE-                    35,074
  FICIALLY            8         SHARED VOTING POWER
  OWNED BY                      -0-
    EACH              9         SOLE DISPOSITIVE POWER
 REPORTING                      35,074
PERSON WITH           10        SHARED DISPOSITIVE POWER
                                -0-

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
        35,074

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                        [ ]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.1%

  14    TYPE OF REPORTING PERSON*
        IN


INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7             4 OF 9
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 670155 20 9                                                PAGE 5 OF 9


ITEM. 1    SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Shares, $0.01 par value, of Noxso Corporation (the "Issuer"). The Issuer's principal executive offices are located at 1065 South 500 West, Bountiful, Utah 84010.


ITEM 2.    IDENTITY AND BACKGROUND.

This statement is being filed by Robert Long, Robert Platek and Spencer Levy. The following table sets forth the business address and principal occupation (including the name, principal business and address of the present employer) for each of Messrs. Long, Platek and Levy.



  NAME AND BUSINESS ADDRESS                 PRINCIPAL OCCUPATION
  -------------------------                 --------------------
  Robert M. Long                 Since 1997, Mr. Long has been the president and
  RD 2 Box 401                   sole shareholder of LongView Partners, Inc.
  Rhinebeck, NY 12575            LongView Partners, Inc. is located at RD2 Box
                                 401, Rhinebeck, NY 12575.  Through LongView
                                 Partners, Inc. Mr. Long provides clients with financial and investor relations services.

  Robert Platek                  Mr. Platek is a self-employed investor.
  5 Halls Lane
  Rye, New York 10580

  Spencer Levy                   Since 1999, Mr. Levy has been a self-employed
  11 Waverly Place, #6-H         financial consultant.
  New York, New York 10003

During the past five years neither Mr. Long, Mr. Platek nor Mr. Levy has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years neither Mr. Long, Mr. Platek nor Mr. Levy has been party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Long, Mr. Platek and Mr. Levy are all citizens and residents of the United States.

CUSIP NO. 670155 20 9                                                PAGE 6 OF 9

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the Issuer's Second Amended Plan of Reorganization (the "Plan"), Messrs. Long (360,000 shares), Platek (450,000 shares) and Levy (90,000 shares), collectively, acquired 900,000 shares of the Issuer's common stock for an aggregate of $50,000 in cash, on a pro-rata basis, paid to the Issuer's bankruptcy counsel, Doepken Keevican & Weiss. Messrs. Long, Platek and Levy purchased the shares with personal funds. None of the funds was borrowed.

On April 22, 2003, pursuant to a Stock Purchase Agreement dated April 7, 2003 (the "Stock Purchase Agreement"), by and among, Robert Long, Robert Platek, Spencer Levy, and Robert Salluzzo (collectively the "Sellers") and Patronus, LC and Heber C. Bishop (collectively the "Purchasers"), the Sellers agreed to sell to the Purchasers 631,650 shares of the Issuer's common stock (the "Shares") for $250,000, of which $5,000 was paid in cash. The remaining $245,000 is being paid pursuant to a promissory note executed by the Purchasers (the "Note"). The Note is secured by (i) a pledge agreement (the "Pledge Agreement") executed by the Purchasers in favor of the Sellers whereby the Shares were pledged as collateral, (ii) a guarantee executed at the request of Purchasers by Wynn Westmoreland and Santa Rosa Corporation, a Nevada corporation and (iii) a Trust Deed executed by Santa Rosa Corporation as Trustor in favor of the Sellers as beneficiaries relating to approximately 86 acres of real property in Utah. Wynn Westmoreland is a business associate of the Purchasers and Santa Rosa Corporation is an associate of Mr. Westmoreland.

Pursuant to the terms of the Stock Purchase Agreement, Messrs. Long (167,094), Platek (274,630) and Levy (54,926) agreed to sell 496,650 shares of the Issuer's common stock to Patronus, LC and Heber C. Bishop for $196,570.40.

In addition, in connection with the Stock Purchase Agreement, International Construction Concepts, Inc. agreed to loan the Issuer $100,000 of which $22,500 was paid to Robert Platek (to repay a loan from Mr. Platek) and $16,900 was paid to Robert Long (to repay a loan and advances to the Issuer from Mr. Long).

In the event the Purchasers fail to make the required payment under the Note, if Messrs. Long, Platek and Levy exercise their right to take title to the Shares, pursuant to the terms of the Pledge Agreement, Messrs. Long, Platek and Levy would own and control 900,000 shares (79.3%) of the Issuer's outstanding common stock (based upon 1,135,000 shares outstanding on December 31, 2002).

ITEM 4.    PURPOSE OF TRANSACTION.

In connection with the Plan, on May 23, 2000, Messrs. Long, Platek and Levy received an aggregate of 900,000 shares of common stock, which then represented 90% of the Issuer's issued and outstanding shares of common stock, giving Messrs. Long, Platek and Levy voting control of the Issuer. In addition, on May 25, 2000, Mr. Long, who was previously a director, Secretary and a shareholder of the Issuer, was elected as a director and President of the Issuer. Also, on May 25, 2000, Mr. Levy was elected as a director and Secretary of the Issuer, and James Platek, the brother of Robert Platek, was elected as a director and Treasurer of the Issuer.

In connection with the Stock Purchase Agreement, James Platek and Spencer Levy resigned as officers and directors of the Issuer and Richard Anderson and Heber
C. Bishop were appointed as directors of the Issuer. Mr. Long resigned, effective April 22, 2003, as an officer of the Issuer. Richard Anderson was appointed as the President of the Issuer and Jenet Hansen was appointed as

CUSIP NO. 670155 20 9                                                PAGE 7 OF 9

Secretary and Treasurer of the Issuer. Mr. Long remained as a director of the Issuer until April 30, 2003, at which time he resigned.

Except as described herein, Messrs. Long, Platek and Levy have no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

         (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or divided policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

         (j)      any action similar to any of those enumerated above.

Notwithstanding the foregoing, Messrs. Long, Platek and Levy will continue to review their investments in the Issuer and reserve the right to change their intentions with respect to any or all of such matters.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) As of May 14, 2003, Mr. Long owned beneficially and of record 192,906 shares (17.0%)* of the Issuer's common shares.

         As of May 14, 2003, Mr. Platek owned beneficially and of record 175,370 shares (15.5%)* of the Issuer's common shares.

         As of May 14, 2003, Mr. Levy owned beneficially and of record 35,074 shares (3.1%)* of the Issuer's common shares.

CUSIP NO. 670155 20 9                                                PAGE 8 OF 9

         As of May 14, 2003, Messrs. Long, Platek and Levy collectively owned beneficially and of record 403,350 shares (35.5%)* of the Issuer's common shares.

         * Based on 1,135,000 shares outstanding on December 31, 2002.

(b) Mr. Long has the sole power to vote and to dispose of 192,906 common shares held in his name. Mr. Long does not share the power to vote his shares of the Issuer with any other person.

         Mr. Platek has the sole power to vote and to dispose of 175,370 common shares held in his name. Mr. Platek does not share the power to vote his shares of the Issuer with any other person.

         Mr. Levy has the sole power to vote and to dispose of 35,074 common shares held in his name. Mr. Levy does not share the power to vote his shares of the Issuer with any other person.

(c) During the sixty day period preceding the filing of this schedule, neither Mr. Long, Mr. Platek, nor Mr. Levy had any transactions in the shares of the Issuer.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by Mr. Long, Mr. Platek and Mr. Levy, respectively.

(e) Mr. Long and Mr. Platek continue to be beneficial owners of more than five percent of the outstanding common shares of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in Items 2-4 of this statement, Messrs. Long, Platek or Levy have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.



     EXHIBIT NUMBER                       DESCRIPTION
    ----------------      ------------------------------------------------------

            A             Stock Purchase Agreement dated April 7, 2003

            B             Promissory Note

            C             Secured Non-Recourse Promissory Note

            D             Guaranty

            E             Pledge Agreement

CUSIP NO. 670155 20 9                                                PAGE 9 OF 9

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:    5/15/03                           By: /s/ ROBERT LONG
      -----------------------                 -----------------------------
                                                  Robert Long


Date:    5/15/03                           By: /s/ ROBERT PLATEK
      -----------------------                 -----------------------------
                                                  Robert Platek


Date:    5/15/03                           By: /s/ SPENCER LEVY
      -----------------------                 -----------------------------
                                                   Spencer Levy

                                    EXHIBIT A


              _____________________________________________________



                            STOCK PURCHASE AGREEMENT



                                  By and Among
                         SELLERS NAMED ON ANNEX I HERETO
                                     and the
                       PURCHASERS NAMED ON ANNEX II HERETO

                               As of April 7, 2003



              _____________________________________________________

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT, dated as of April 7, 2003 (the "Agreement"), is by and among the sellers named on Annex I hereto (the "Sellers") and the purchasers named on Annex II hereto (the "Purchasers"). The parties agree as follows:

                                   DEFINITIONS

         1.1 Definitions. Accounting terms used in this Agreement and not otherwise defined herein shall have the meanings provided by GAAP. Certain capitalized terms are used in this Agreement as specifically defined in this
Section 1.1 as follows:

         "Affiliate" means any Person directly or indirectly controlling, controlled by or under direct or indirect common control with the Company (or other specified Person) and shall include (a) any Person who is an officer, director or beneficial holder of at least 10% of the outstanding capital stock of the Company (or other specified Person), (b) any Person of which the Company (or other specified Person) or any officer or director of the Company (or other specified Person) shall, directly or indirectly, either beneficially own at least 10% of the outstanding equity securities or constitute at least a 10% participant, and (c) in the case of a specified Person who is an individual, Members of the Immediate Family of such Person; provided, however, that the Purchasers shall not be Affiliates of the Company for purposes of this Agreement.

         "Agreement" is defined in the Preamble.

         "Alternative Transactions" is defined in Section 5.1.

         "Balance Sheet Date" is defined in Section 3.6.

         "Bylaws" means all written rules, regulations, procedures and bylaws and all other similar documents, relating to the management, governance or internal regulation of a Person other than an individual, each as from time to time amended or modified.

         "Charter" means the articles or certificate of incorporation, statute, constitution, joint venture or partnership agreement or articles or other charter of any Person other than an individual, each as from time to time amended or modified.

         "Closing" is defined in Section 2.3.

         "Closing Date" is defined in Section 2.3.

         "Code" means the federal Internal Revenue Code of 1986 or any successor statute, and the rules and regulations thereunder, as from time to time amended and in effect.

         "Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act, the Exchange Act or both.

         "Common Stock" means the common stock, $.01 par value, of the Company.

         "Company" means Noxso Corporation, a Virginia corporation.

         "Company Intellectual Property" is defined in Section 3.17.2.

         "Contractual Obligation" means, with respect to any Person, any contracts, agreements, deeds, mortgages, leases, licenses, other instruments, commitments, undertakings, arrangements or understandings, written or oral, or other documents, including any document or instrument evidencing indebtedness, to which any such Person is a party or otherwise subject to or bound by or to which any asset of any such Person is subject.

         "Employee Benefit Plan" means each and all "employee benefit plans" as defined in section 3(3) of ERISA, maintained or contributed to by the Company, any of its Affiliates or any of their respective predecessors, or in which the Company, any of its Affiliates or any of their respective predecessors participates or participated and which provides benefits to employees of the Company or their spouses or covered dependents or with respect to which the Company has or may have a material liability, including, (i) any such plans that are "employee welfare plans" as defined in section 3(1) of ERISA and (ii) any such plans that are "employee pension benefit plans" as defined in section 3(2) of ERISA.

         "ERISA" means the Employee Retirement Income Security Act of 1974 or any successor statute and the rules and regulations thereunder, and in the case of any referenced section of any such statute, rule or regulation, any successor section thereof, collectively and as from time to time amended and in effect.

         "ERISA Group", with respect to any entity, means any Person which is a member of the same "controlled group" or under "common control", within the meaning of section 414(b) or (c) of the Code or section 4001(b)(1) of ERISA, with such entity.

         "Exchange Act" means the Securities Exchange Act of 1934, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as from time to time amended and in effect.

         "Financial Statements" is defined in Section 3.6.

         "GAAP" means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

         "Guarantee" is defined in Section 2.2.

         "Intellectual Property" is defined in Section 3.17.1.

         "Intellectual Property Licenses" is defined in Section 3.17.4.

          "Legal Requirement" means any federal, state or local law, statute, standard, ordinance, code, order, rule, regulation, resolution, promulgation or any final order, judgment or decree of any court, arbitrator, tribunal or governmental authority, or any license, franchise, permit or similar right granted under any of the foregoing.

         "Loan" is defined in Section 2.5.3.

         "Note" is defined in Section 2.2.

         "Material Adverse Effect" means a material adverse effect upon the business, assets, financial condition, income or prospects of the Company.

         "Members of the Immediate Family," as applied to any individual, means each parent, spouse, child, brother, sister or the spouse of a child, brother or sister of the individual, and each trust created for the benefit of one or more of such persons and each custodian of a property of one or more such persons.

         "Other Intellectual Property" is defined in Section 3.17.3.

         "Pension Plan" means each pension plan (as defined in section 3(2) of ERISA) established or maintained, or to which contributions are or were made by the Company or any of its Subsidiaries or former Subsidiaries, or any Person which is a member of the same ERISA Group with any of the foregoing.

         "Person" means an individual, partnership, corporation, company, association, trust, joint venture, unincorporated organization and any governmental department or agency or political subdivision.

         "Pledge Agreement" shall mean a Pledge Agreement in substantially the same form as attached hereto as Exhibit B.

         "Purchaser Securities" is defined in Section 2.1.

         "Purchasers" shall have the meaning set forth in the preamble.

         "Related Agreements" means the Note and the Pledge Agreement.

         "Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be from time to time amended and in effect.

         "Sellers" shall have the meaning set forth in the preamble. The Sellers are Affiliates of the Company.

         "Subsidiary" means any Person of which the Company now or hereafter shall at the time (a) own directly or indirectly through a Subsidiary at least 50% of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or (b) constitute a general partner.

         "Welfare Plan" means each welfare plan (as defined in section 3(l) of ERISA) established or maintained, or to which any contributions are or were made, by the Company or any of its Subsidiaries or any Person which is a member of the same ERISA Group with any of the foregoing.

SALE AND PURCHASE OF SECURITIES

         2.1 Agreement to Sell and Purchase. Subject to the terms and conditions hereof and in reliance on the Purchasers' representations, warranties and agreements contained or referred to herein, the Sellers agree to sell to the Purchasers and, subject to the terms and conditions hereof and in reliance on the representations, warranties and agreements of the Sellers contained or referred to herein, the Purchasers severally agree to purchase at the Closing, 631,650 shares of Common Stock (the "Purchaser Securities") for the aggregate purchase price of TWO HUNDRED FIFTY THOUSAND DOLLARS ($250,000), and the individual purchase and sale information is set forth in Annexes I and II hereto.

         2.2 Payment of Purchase Price. The purchase price shall be paid as follows: (i) FIVE THOUSAND DOLLARS ($5,000) has previously been paid as an earnest money deposit which will be applied toward the purchase price at the Closing and (ii) TWO HUNDRED FORTY-FIVE THOUSAND DOLLARS ($245,000) shall be paid in the form of a secured non-recourse promissory note in substantially the same form as attached hereto as Exhibit A (the "Note"). The Purchasers shall have no personal liability relating to the payment of the Note. The Note shall be secured by (i) a pledge of the Purchaser Securities in substantially the form attached hereto as Exhibit B and (ii) a guarantee executed by Wynn Westmoreland and Santa Rosa Corporation in substantially the form attached hereto as Exhibit C (the "Guarantee"). The Note shall be due and payable in full thirty (30) days after the Closing Date. The Note shall be non-interest bearing, unless the Note shall be in default.

         2.3 Closing. The closing of the purchase and sale of the Purchaser Securities (the "Closing") shall take place in Salt Lake City, Utah at the offices of Blackburn & Stoll, LC. The Closing shall take place on a date no later than April 7, 2003 (the "Closing Date"). At Closing, the Sellers will deliver to the Purchasers certificates evidencing the number of shares of Common Stock set forth on Annex II, to be purchased at the applicable closing against payment of the purchase price as set forth on Annex II, as the case may be. In the event that the Purchasers waive the requirement to deliver the certificates representing the shares at Closing and the certificates representing the shares are not delivered within seven calendar days following the Closing Date, then, at the option of the Purchasers, (i) the Purchasers can cancel this Agreement and the Related Agreements and these agreements shall become null, void and of no further force or effect or (ii) notwithstanding any other provisions contained herein or in any Related Agreement, the principal amount of the Note shall initially be reduced by $5,000 and each calendar day after said seven day period the principal amount of the Note shall be reduced by an additional $1,000 until the certificates representing the Purchaser Securities are delivered to Purchasers. Moreover, the date that the Loan is required to be made shall be delayed until the certificates representing the Purchaser Securities are delivered.

         2.4 Conditions to Closing for the Purchasers. The Purchaser's obligations to purchase the Purchaser Securities pursuant to this Agreement on the Closing Date are subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

                  2.4.1 Representations and Warranties Correct. The representations and warranties made by the Sellers herein shall have been true and correct when made and shall be true and correct on the Closing Date, except for representations and warranties that are made as of a specific date which shall only be required to be true and correct as of such date.

                  2.4.2 Performance. All covenants, agreements and conditions contained in this Agreement to be performed or complied with by the Sellers or the Company on or prior to the Closing shall have been performed or complied with and the Sellers shall not be in default in the performance of or compliance with any provisions of this Agreement.

                  2.4.3 Compliance Certificates. The Sellers shall have delivered to the Purchasers a certificate from the Sellers, dated the date of the Closing Date, certifying to the matters stated in Sections
         2.4.1 and 2.4.2.

                  2.4.4 Legal Opinion. On the Closing Date, the Purchasers shall have received from Dill Dill Carr Stonbraker & Hutchings, P.C., counsel to the Sellers, their opinion substantially in the form of Exhibit D.

                  2.4.5 Election of Directors. As of the Closing Date, the Board of Directors of the Company shall consist of three directors, comprised of the following persons: Robert Long, Richard Anderson and Heber C. Bishop, or such other persons as may be nominated by the Purchasers.

                  2.4.6 Consents. All consents and approvals to the transactions contemplated by this Agreement required to be obtained by the Sellers or the Company from any third party shall have been obtained by the Sellers or the Company, as applicable.

                  2.4.7 Legality. All authorizations, approvals or permits of any governmental authority or regulatory body that are required in connection with the lawful transfer and sale of the Purchaser Securities pursuant to this Agreement shall have been duly obtained and shall be in full force and effect.

         2.5 Conditions to Closing for the Sellers. The Seller's obligation to sell the Purchaser Securities pursuant to this Agreement on the Closing Date is subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

                  2.5.1 Representations and Warranties Correct. The representations and warranties made by the Purchasers herein shall have been true and correct when made and shall be true and correct on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

                  2.5.2 Legality. All authorizations, approvals or permits of any governmental authority or regulatory body that are required in connection with the lawful sale of the Purchaser Securities pursuant to this Agreement shall have been duly obtained and shall be in full force and effect.

                  2.5.3 Loan. The Company shall have entered into a demand loan arrangement with International Construction Concepts, Inc. ("ICC"), whereby ICC has lent to Company ONE HUNDRED THOUSAND DOLLARS ($100,000) which the Company has used to pay off all of its outstanding liabilities other than those relating to said loan (the "Loan").

                  2.5.4 Performance. All covenants, agreements and conditions contained in this Agreement to be performed or complied with by the Purchasers on or prior to the Closing shall have been performed or complied with and the Purchasers shall not be in default in the performance of or compliance with any provisions of this Agreement.

                  2.5.5 Compliance Certificates. The Purchasers shall have delivered to the Sellers a certificate from the Purchasers, dated the date of the Closing Date, certifying to the matters stated in Sections
         2.5.1 and 2.5.4.

                  2.5.6 Pledge Agreement. The Purchasers shall have executed and delivered to the Sellers the Pledge Agreement and any related financing statements.

                  2.5.7 Note. The Purchasers shall have executed and delivered to the Sellers the Note.

                  2.5.8 Guarantee. Wynn Westmoreland and Santa Rosa Corporation shall have executed and delivered the Guarantee to the Sellers.

                  REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each of the Sellers hereby jointly represents and warrants to each of the Purchasers as follows:

         3.1 Organization. The Company is a duly organized and validly existing corporation in good standing under the laws of Virginia. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which it does business, except where the failure to be so qualified would not have a Material Adverse Effect.

         3.2 Corporate Authority. The Company has all necessary power and authority to own all the properties owned by it and to carry on the businesses now conducted.

         3.3 Subsidiaries. Except as listed in Schedule 3.3, the Company has no Subsidiaries. Each of the Subsidiaries is a duly organized and validly existing corporation under the laws of its jurisdiction of organization, which jurisdiction is listed in Schedule 3.3. Each Subsidiary has all necessary corporate power and authority to own all the properties owned by it and to carry on the businesses now conducted or presently proposed to be conducted by it. Each Subsidiary is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which it does business, except where the failure to be so qualified would not have a Material Adverse Effect. The Company owns all of the issued and outstanding capital stock of each of its Subsidiaries and there are no outstanding preemptive, conversion or other rights, options, warrants or agreements granted or issued by or binding upon any Subsidiary for the purchase or acquisition of any shares of its capital stock.

         3.4 Capitalization. The authorized capital stock of the Company as of the date of the Agreement is set forth in Schedule 3.4. Schedule 3.4 contains a true and correct list of all outstanding capital stock, warrants and options as of the date of the Agreement, including the owner thereof, and, with respect to the warrants and options, the exercise price and the dates of issuance and termination. All of the outstanding shares of capital stock of the Company, including the Purchaser Securities, are validly issued, fully paid, nonassessable and the Purchaser Securities are not subject to any lien or restriction on transfer, except restrictions on transfer imposed by applicable securities laws or as otherwise set forth in Schedule 3.4. All of the outstanding shares of capital stock have been offered and sold in compliance with applicable federal and state securities laws. Other than as set forth in
Schedule 3.4, the Company has no outstanding (i) rights (either preemptive or otherwise) or options to subscribe for or purchase, or any warrants or other agreements providing for or requiring the issuance of, any capital stock or any securities convertible into or exchangeable for its capital stock, (ii) obligation to repurchase or otherwise acquire or retire any of its capital stock, any securities convertible into or exchangeable for its capital stock or any rights, options or warrants with respect thereto, (iii) rights that require it to register the offering of any of its securities under the Securities Act or
(iv) any restrictions on voting any of its securities.

         3.5 Authorization. All approvals and corporate action on the part of the Sellers, if any, necessary for the due authorization, execution and delivery of this Agreement and the Related Agreements and the consummation of the transactions contemplated herein and therein, and for the due authorization to sell, transfer and convey the Purchaser Securities to the Purchasers has been or will be taken prior to the Closing Date. This Agreement and the Related Agreements are legal, valid and binding agreements of the Sellers, enforceable in accordance with their terms. The execution, delivery and performance by the Sellers of this Agreement and the Related Agreements and the sale of the Purchaser Securities will not result in any violation of or be in conflict with, or result in a breach of or constitute a default under, any term or provision of any Legal Requirement to which the Sellers or the Company or any of its Subsidiaries is subject, or any Sellers or the Company's or any Subsidiary's Charter or Bylaws, or any Contractual Obligation to which a Seller or the Company or any of its Subsidiaries is a party or by which it is bound.

         3.6 Financial Statements. The Purchasers have been furnished with complete and correct copies of the following financial statements of the Company (the "Financial Statements"): (a) the audited consolidated balance sheet of the Company as of March 31, 2002 and the respective related consolidated statements of income, retained earnings and cash flows for the twelve-month period then ended, and (b) the unaudited consolidated balance sheet of the Company as of December 31, 2002 (the "Balance Sheet Date") together with the related consolidated statements of operations, cash flows and stockholders' equity for the nine month period then ended. The Financial Statements have been prepared in accordance with GAAP consistently applied, except that the December 31, 2002 financial statements do not contain the notes or normal year-end adjustments required by generally accepted accounting principles, and fairly and accurately present the financial condition of the Company and its Subsidiaries at the date thereof and the results of its operations for the period covered thereby. All the books, records and accounts of the Company and its Subsidiaries are accurate and complete, are in accordance with good business practice and all laws, regulations and rules applicable to the Company and its Subsidiaries and the conduct of their business and accurately present and reflect all of the transactions described therein.

         3.7 Outstanding Debt: Absence of Liabilities. Neither the Company nor any of its Subsidiaries (i) has any outstanding indebtedness for borrowed money except as reflected in the Financial Statements or Schedule 3.7 and (ii) except as reflected, is a guarantor or otherwise contingently liable on such indebtedness of any other Person. Except as set forth in Schedule 3.7, neither the Company nor any of its Subsidiaries has any material liabilities or obligations, contingent or otherwise, which are not reflected or provided for in the Financial Statements.

         3.8 Changes in Condition. Except for the Loan, since the Balance Sheet Date, there have occurred no event or events that, individually or in the aggregate, have caused or will cause a Material Adverse Effect. Except as set forth in Schedule 3.8, since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has (a) declared any dividend or other distribution on any shares of its capital stock, (b) made any payment (other than compensation to its directors, officers and employees at rates in effect prior to the Balance Sheet Date or for bonuses accrued in accordance with normal practice prior to the Balance Sheet Date) to any of its Affiliates, (c) increased the compensation, including bonuses, payable or to be payable to any of its directors, officers, employees or Affiliates, or (d) entered into any Contractual Obligation, or entered into or performed any other transaction, not in the ordinary and usual course of business and consistent with past practice, other than as specifically contemplated by this Agreement.

         3.9 Contractual Obligations. Schedule 3.9 contains, together with a reference to the paragraph pursuant to which each item is being disclosed, a correct and complete list of all Contractual Obligations of a material nature of the Company and its Subsidiaries of the types described below:

                  3.9.1 All collective bargaining agreements, all employment, bonus or consulting agreements, all pension, profit sharing, deferred compensation, stock option, stock purchase, retirement, welfare or incentive plans or agreements, and all plans, agreements or practices that constitute "fringe benefits" to any of the employees of the Company or its Subsidiaries.

                  3.9.2 All Contractual Obligations under which the Company or any Subsidiary is restricted from carrying on any business, venture or other activities anywhere in the world.

                  3.9.3 All Contractual Obligations to sell or lease (as lessor) any of the properties or assets of the Company or any Subsidiary, except in the ordinary course of business, or to purchase or lease (as lessee) any real property.

                  3.9.4 All Contractual Obligations pursuant to which the Company or any Subsidiary guarantees any liability of any Person, or pursuant to which any Person guarantees any liability of the Company or any Subsidiary.

                  3.9.5 All Contractual Obligations pursuant to which the Company or any Subsidiary provides goods or services involving payments to the Company or any Subsidiary of more than $1,000 annually, which Contractual Obligation is not terminable by the Company or any Subsidiary without penalty upon notice of thirty (30) days or less.

                  3.9.6 All Contractual Obligations with any Affiliate of the Company or any Subsidiary (other than the Related Agreements).

                  3.9.7 Except for this Agreement, all Contractual Obligations providing for the disposition of the business, assets or shares of the Company or any Subsidiary or the merger or consolidation or sale or purchase of all or substantially all of the assets or business of any Person, and any letters of intent relating to the foregoing.

                  3.9.8 All Contractual Obligations of the Company or any Subsidiary relating to the borrowing of money or to the mortgaging or pledging of, or otherwise placing a lien on, any asset of the Company or any Subsidiary (except liens imposed by operation of law in favor of landlords, suppliers, mechanics or others who provide services to the Company or any Subsidiary).

                  All of the Contractual Obligations of the Company and its Subsidiaries are enforceable against the Company and its Subsidiaries, as the case may be, and, to the Sellers' knowledge, the other parties thereto in accordance with their terms, except that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws, from time to time in effect, which affect enforcement of creditors' rights generally. Neither the Company nor any of its Subsidiaries is in default under nor, to the Sellers' knowledge, are there any liabilities arising from any breach or default by any Person prior to the date of this Agreement of, any provision of any such Contractual Obligation. Upon request by counsel for the Purchasers, the Sellers will, prior to Closing, furnish to counsel for the Purchasers true and correct copies of all Contractual Obligations listed in Schedule 3.9.

         3.10 Insurance. The Company does not carry any insurance of any kind.

         3.11 Transactions with Affiliates. Other than as set forth in Schedule 3.11, no Affiliate of the Company or any Subsidiary is a customer or supplier of, or is party to any Contractual Obligation with, the Company or any Subsidiary.

         3.12 Conformity With Legal Requirements. The operations of the Company and its Subsidiaries as now conducted are not in violation of, nor is the Company or any Subsidiary in default under, any Legal Requirements presently in effect or the Company's or any Subsidiary's Charter or Bylaws. The Company and its Subsidiaries have all franchises, licenses, permits or other authority presently necessary for the conduct of their businesses as now conducted.

         3.13 Benefit Plans. Schedule 3.13 sets forth a complete list of all Employee Benefit Plans and all Welfare Plans applicable to the employees of the Company and its Subsidiaries. Each Employee Benefit Plan and Welfare Plan has been administered in substantial compliance with its terms and all applicable laws, including the Code and ERISA. Except as set forth in Schedule 3.13, neither the Company nor any Subsidiary has any obligation under any Welfare Plan to provide for the continuation of benefits (other than disability payments and medical benefits incurred for illness arising in the course of employment) for more than one year after retirement or other termination of employment. No "reportable events" within the meaning of section 4043 of ERISA have occurred with respect to any Employee Benefit Plan. No Pension Plan is a "multiemployer plan" as defined in ERISA. The present value of benefits liabilities as described in Title IV of ERISA of Employee Benefit Plans does not exceed the current value of such Employee Benefit Plans assets allocable to such benefits liabilities.

         3.14 Employees. None of the employees of the Company or any Subsidiary is presently represented by a labor union, and no petition has been filed or proceedings instituted by any employee or group of employees with any labor relations board seeking recognition of a bargaining representative. Except as set forth in Schedule 3.14, to the Sellers' knowledge no controversies or disputes are pending between the Company or any Subsidiary and any of its employees. To the Sellers' knowledge, no employee of the Company or any Subsidiary is in violation of any term of any Contractual Obligation with a former employer relating to the right of any such employee to be employed by the Company or such Subsidiary because of the nature of the Company's or such Subsidiary's business or the use of any trade secrets or proprietary information. Except as set forth in Schedule 3.14, each employee of the Company and its Subsidiaries is an "employee at will" and may be terminated by the Company or such Subsidiary without payment of any amounts other than accrued wages.

         3.15 Taxes. The Company and each of its Subsidiaries has filed all federal, state and local tax and information returns which are required to be filed by it and such returns are true and correct. The Company and each of its Subsidiaries have paid all taxes, interest and penalties, if any, reflected in such tax returns or otherwise due and payable by it. The Company has no knowledge of any material additional assessments or any basis therefor. The charges, accruals and reserves on the balance sheet of the Company as of the Balance Sheet Date in respect of taxes or other governmental charges are adequate in amount for the payment of all liabilities for such taxes or other governmental charges. The Company and its Subsidiaries have withheld or collected from each payment made to its employees the amount of all taxes required to be withheld or collected therefrom and has paid over such amounts to the appropriate taxing authorities. Any deficiencies proposed as a result of any governmental audits of such tax returns have been paid or settled or are being contested in good faith, and there are no present disputes as to taxes payable by the Company or any of its Subsidiaries.

         3.16 Litigation. Except as set forth in Schedule 3.16, no litigation or proceeding before, or investigation by, any foreign, federal, state or municipal board or other governmental or administrative agency or any arbitrator is pending or, to the Sellers' knowledge, threatened (nor to the Sellers' knowledge, does any basis exist therefor) against the Company or any of its Subsidiaries or, to the Sellers' knowledge, any officer of the Company or any Subsidiary, which individually or in the aggregate could result in any material liability or which may otherwise result in a Material Adverse Effect, or which seeks rescission of, seeks to enjoin the consummation of, or which questions the validity of, this Agreement or any other Related Agreement or any of the transactions contemplated hereby or thereby.

         3.17 Patents and Trademarks.

                  3.17.1 "Intellectual Property" shall mean any or all of the following and all rights in, arising out of, or associated therewith anywhere in the world held by such Person and not otherwise in the public domain: (1) all United States, international and foreign patents and applications therefor (including provisional applications) and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (2) all inventions (whether patentable or not), patterns, drawings, blueprints, specifications, products in development, processes, applications, circuits, invention disclosures, improvements, trade secrets, proprietary information, know how, mask works (and all information contained in a mask but not yet fixed in a chip), technology, technical data and customer lists, and all documentation relating to any of the foregoing; (3) all copyrights, copyright registrations and applications therefor; (4) all industrial designs and any registrations and applications therefor throughout the world; (5) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world;
         (6) all databases and data collections and all rights therein throughout the world; (7) all software including all source code, object code, firmware, development tools, files, records and data, all media on which any of the foregoing is recorded; (8) all permits, privileges or royalties; (9) all domain names and website addresses;
         (10) any similar, corresponding or equivalent rights to any of the foregoing and (11) all documentation related to any of the foregoing.

                  3.17.2 Schedule 3.17 sets forth each item of Intellectual Property that is owned by the Company (the "Company Intellectual Property"), including, without limitation, all software programs and databases, including any registration and/or application numbers therefor. Except as set forth on Schedule 3.17, the Company owns and will own on the Closing Date each item of Company Intellectual Property set forth on Schedule 3.17. The Company's patents, trademarks and copyrights that have been duly registered with, filed in or issued by, as the case may be, the U.S. Patent and Trademark Office and U.S. Copyright Office or other filing offices, domestic or foreign are listed on Schedule 3.17, and the same remain in full force and effect.

                  3.17.3 Schedule 3.17 lists each item of Intellectual Property other than Company Intellectual Property that is necessary for the conduct of, or otherwise material to, the Company's business as currently conducted ("Other Intellectual Property"), including without limitation, all software programs. The Company has the right, by license or other agreement, to use each item of Other Intellectual Property.

                  3.17.4 Schedule 3.17 sets forth all written or oral licenses, permissions and arrangements pursuant to which (a) the Company permits any Person to use any item of Company Intellectual Property (b) the Company uses any Intellectual Property owned by any Person ((a) and (b) collectively, the "Intellectual Property Licenses"). Except as set forth on Schedule 3.17, all Intellectual Property Licenses are in full force and effect in accordance with their terms, and are free and clear of any Liens.

                  3.17.5 The Company has delivered to the Purchasers correct and complete copies of (1) all registrations and applications for any Company Intellectual Property; (2) all Intellectual Property Licenses listed on Schedule 3.17; and (3) copies of any assignments pursuant to which the Company owns any Company Intellectual Property.

                  3.17.6 Except as set forth on Schedule 3.17: To the Sellers' knowledge (1) the Company is not in material default under any Intellectual Property License, and to the Sellers' knowledge, no such material default is currently threatened; (2) the operation of the Company's business as currently conducted does not infringe the proprietary rights of any Person or constitute unfair competition or trade practices under the laws of any jurisdiction and the Company has not received any notice, oral or written, that alleges the contrary;
         (3) to the Sellers' knowledge, no Company Intellectual Property and no Other Intellectual Property used by the Company under any Intellectual Property License is being infringed by any third party or group thereof; and (4) there is no claim or demand of any Person pertaining to, or any proceeding which is pending or, to the Sellers' knowledge, threatened, that challenges the Company's rights with respect to any item of Company Intellectual Property or any Other Intellectual Property used by the Company, or the validity or enforceability of any item of Company Intellectual Property, nor are there any claims that any default exists under any Intellectual Property License.

                  3.17.7 Except as set forth on Schedule 3.17, no item of Company Intellectual Property or Other Intellectual Property, or any Intellectual Property License, is subject to any outstanding order, ruling, decree, judgment or stipulation by or with any court, tribunal arbitrator, or other Governmental Authority that could affect the Seller's ability to use, license, or transfer such Company Intellectual Property or its validity or enforceability.

                  3.17.8 The Company has taken all steps that are reasonably required to protect the Company's rights in confidential information and trade secrets of the Company or the Company's business or provided by any third party to the Company.

         3.18 Consents. No consent, approval, qualification, order or authorization of, or filing with any governmental authority is required in connection with the Sellers' valid execution, delivery or performance of the this Agreement or the Related Agreements, or the offer or sale of the Purchaser Securities by the Sellers or the consummation of any other transaction pursuant to this Agreement on the part of the Sellers or the Company.

         3.19 Filings, Broker's Fees. The Sellers shall be responsible for and shall make provisions for the payment of any broker's fee, finder's fee, investment banker's fee or other similar transaction fee in connection with the transactions contemplated hereby payable to any such person that has been retained by the Sellers.

         3.20 Minute Books. The minute books of the Company, which shall have been provided to counsel for the Purchasers prior to the Closing if requested, contain a complete record of actions taken at all meetings of directors and stockholders for the last three fiscal years and reflect all such actions accurately in all material respects.

         3.21 Real Property Holding Corporation. The Company is not a "United States real property holding corporation" as defined in section 897(c)(2) of the Code and Treasury Regulation section 1.897-2(b).

         3.22 Exchange Act Registration. The Common Stock is registered pursuant to Section 12(g) under the Exchange Act.

         3.23 Disclosure. Neither the Company's Annual Report on Form 10-KSB for the year ended March 31, 2002 nor the Company's subsequently filed Quarterly Reports on Form 10-QSB contain any untrue statement of a material fact, nor omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Neither this Agreement, nor any agreement, certificate, statement or document furnished in writing by or on behalf of the Sellers to the Purchasers in connection herewith or therewith contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. Since July 28, 2000, the Company has made all filings with the Commission that it has been legally required to make.

                REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS


         4.1 Representations and Warranties of the Purchasers. Each of the Purchasers severally represents and warrants to the Sellers that:

                  4.1.1 Authority. He or it has full power and authority to enter into this Agreement and the Related Agreements, and that this Agreement and the Related Agreements, when executed and delivered, will constitute the valid and binding legal obligation of such Purchaser, enforceable against him or it in accordance with their terms.

                  4.1.2 Accredited Investors. He or it is an "accredited investor" for purposes of Regulation D under the Securities Act and that he or it has sufficient knowledge and experience in evaluating and investing in companies similar to the Company in terms of the Company's stage of development so as to be able to evaluate the risks and merits of his or its investment in the Company and is able financially to bear the risks thereof. If such Purchaser is other than an individual, then such Purchaser represents that it was not organized for the purpose of acquiring the Purchaser Securities.

                  4.1.3 No Distribution. He or it is acquiring the Purchaser Securities at the Closing, subject to the terms hereof and related contemporaneous agreements, for investment for his or its own account and not with a view to, or for resale in connection with, any distribution thereof, and that such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same; provided, however, that the disposition of the Purchasers' property shall at all times remain in the Purchasers' control. By executing this Agreement, each Purchaser further represents and warrants that such Purchaser does not have any Contractual Obligations, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Purchaser Securities.

                  4.1.4 Access to Information. He or it has had an opportunity to discuss the terms and conditions of the purchase of the Purchaser Securities and the Company's, business, management and financial affairs with Sellers and Company's management and has received (or had made available to it) any financial and business documents requested by him or it.

                  4.1.5 Brokers. He or it has no contract, arrangement or understanding with any broker, finder or similar agent with respect to the transactions contemplated by this Agreement.

                  4.1.6 Non-Contravention. Neither the execution and delivery of this Agreement nor the Related Agreements, by him or it, nor the consummation or performance of any of the transactions contemplated by this Agreement or the Related Agreements by him or it will give any Person the right to prevent or otherwise interfere with any of the transactions contemplated by this Agreement or the Related Agreements, pursuant to:

                           (a) any legal requirement or order which he or it may
                  be subject; or (b) any Contractual Obligation to which he or it may be bound.

                           He or it is not and will not be required to obtain
                  any consent from any Person in connection with the execution and delivery of this Agreement or the Related Agreements or the consummation or performance of any of the transactions contemplated by this Agreement or the Related Agreements.

                  4.1.7 Proceedings. There is no litigation or proceeding before, or investigation by, any foreign, federal, state or municipal board or other governmental or administrative agency or any arbitrator is pending or, to the Purchasers' knowledge, threatened (nor to the Purchasers' knowledge, does any basis exist therefor) against the Purchasers which individually or in the aggregate could result in any material liability or which may otherwise result in a Material Adverse Effect, or which seeks rescission of, seeks to enjoin the consummation of, or which questions the validity of, this Agreement or any other Related Agreement or any of the transactions contemplated hereby or thereby.

                  4.1.8 Other Material Information. Neither this Agreement, nor any agreement, certificate, statement or document furnished in writing by or on behalf of him or it to the Sellers in connection herewith or therewith contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

                  4.1.9 Fraudulent Transfer. The execution of this Agreement by Purchasers and the consummation of the transactions contemplated hereunder by Purchasers will not constitute a fraudulent conveyance under any applicable statute or common law.

         4.2 Legend. Each certificate representing shares of Purchaser Securities shall bear a legend in substantially the following form:

         "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, or under the securities laws of any state, and may not be sold, or otherwise transferred, in the absence of such registration or unless the Corporation has been furnished with an opinion of counsel satisfactory to the Corporation that such registration is not required."

                                    COVENANTS

         5.1 Inquiries and Negotiations. From the date hereof until the termination hereof, the Sellers and the Company, its Subsidiaries and their respective officers, directors, employees, representatives and other agents will not, directly or indirectly, solicit or initiate any discussions, submissions of proposals or offers or negotiations with or participate in any negotiations or discussions with, or provide any information or data of any nature whatsoever to, or otherwise cooperate in any other way with, or assist or participate in, facilitate or encourage any effort or attempt by, any person, corporation, entity or "group" (as defined in Section 13(d) of the Exchange Act) other than the Purchasers in connection with any merger, consolidation, sale of any Subsidiary of division that is material to the business of the Company and the Subsidiaries, sale of shares of capital stock or other equity securities, tender or exchange offer, recapitalization, debt restructuring or similar transaction involving the Company (such transactions being hereinafter referred to as "Alternative Transactions"). The Sellers shall immediately notify the Purchasers if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of an Alternative Transaction and shall, in any such notice to the Purchasers, indicate the identity of the third party and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts, and thereafter shall keep the Purchasers informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such negotiations or discussions.

         5.2 Expenses. The parties will bear their own expenses and legal fees incurred on their behalf with respect to this Agreement and the Related Agreements.

         5.3 Further Assurances. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including, without limitation, using all reasonable efforts to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings.


                                  MISCELLANEOUS


         6.1 Indemnification.

                  6.1.1 All representations, warranties, covenants or agreements made herein or in any Related Agreement or in any closing certificate or other certificate delivered to the Purchasers pursuant to an express requirement hereof shall be deemed to have been material and relied on by the Purchasers, notwithstanding any investigation made by the Purchasers or on the Purchasers' behalf, and shall survive the execution and delivery to the Purchasers hereof and of the Purchaser Securities.

                  6.1.2 All representations, warranties, covenants or agreements made herein or in the Note or any Related Agreement or in any closing certificate or other certificate delivered to the Sellers pursuant to an express requirement hereof shall be deemed to have been material and relied upon by the Sellers, notwithstanding any investigation made by the Sellers or on the Sellers' behalf, and shall survive the execution and delivery to the Sellers hereof and of the Note and the Related Agreements.

                  6.1.3 The Sellers shall indemnify and hold any Purchaser harmless from and against any and all actions, causes of action, suits, litigation, losses, liabilities, damages and expenses (including, but not limited to, reasonable legal fees and court costs), whether or not resulting from judgments or arbitration awards, that shall be suffered or incurred by any Purchaser, as the case may be, resulting from or arising out of any breach of any of the representations, warranties, covenants or agreements of a Seller and/or the Company made in this Agreement or in any Related Agreement or in any schedule, certificate, exhibit or other instrument furnished or to be furnished by the Sellers hereunder or thereunder.

                  6.1.4 The Purchasers shall indemnify and hold any Seller harmless from and against any and all actions, causes of action, suits, litigation, losses, liabilities, damages and expenses (including, but not limited to, reasonable legal fees and court costs), whether or not resulting from judgments or arbitration awards, that shall be suffered or incurred by any Seller, as the case may be, resulting from or arising out of any breach of any of the representations, warranties, covenants or agreements of the Purchasers made in this Agreement or in any Related Agreement or in any schedule, certificate, exhibit or other instrument furnished or to be furnished by the Purchasers hereunder or thereunder.

                  6.1.5 The indemnified party will notify the indemnifying party in writing within ten days after the receipt by any indemnified party of any notice of legal process of any suit brought against or claim made against such indemnified party as to any matters covered by this
         Section 6.1. The indemnifying party shall be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this Section 6.1, or, if it so elects, to assume at its expense by counsel satisfactory to the indemnified parties the defense of any such claim, action, suit or proceeding, and if the indemnifying party elects to assume such defense, the indemnified party shall be entitled to participate in the defense of any such claim, action, suit or proceeding at its expense.

         6.2 Survival. The obligations of the parties under this Agreement shall survive the redemption, repurchase or transfer of any or all of the Purchaser Securities.

         6.3 Termination. This Agreement may be terminated by either the Sellers or the Purchasers, if (i) the conditions to its obligations under Sections 2.4 and 2.5, as applicable, shall not have been complied with or performed in any material respect and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) by the other party on or before April 7, 2003 or such later date as agreed to by the Sellers and Purchasers, or (ii) the Closing shall not have occurred prior to the close of business on April 7, 2003 or such later date as agreed to by the parties; unless in the case of either (i) or (ii), such event has been caused by the breach of this Agreement by the party seeking such termination.

         6.4 Notices. Any notice or other communication in connection with this Agreement or the Purchaser Securities shall be deemed to be delivered if in writing addressed as provided below and if either (a) actually delivered at said address, (b) in the case of a letter, seven business days shall have elapsed after the same shall have been deposited in the United States mails, postage prepaid and registered or certified, return receipt requested or (c) transmitted to any address outside of the United States, by telecopy and confirmed by overnight or two-day courier. If to the Sellers, to the Sellers' respective addresses set forth on Annex I, or at such other address as the Sellers shall have specified by notice to the Purchasers, with a copy to Dill Dill Carr Stonbraker & Hutchings, P.C., 455 Sherman Street, Suite 300, Denver, Colorado 80203, attention: Craig Stoner, Esq., telecopy: (303) 777-3823, telephone: (303) 777-3737. If to the Purchasers, to the Purchasers' respective addresses set forth on Annex II, or at such other address as the Purchasers shall have specified by notice to the Sellers, with a copy to Blackburn & Stoll, LC, 77 West 200 South, Suite 400, Salt Lake City, Utah 84101, attention: Eric L. Robinson, Esq., telecopy: (801) 521-7965, telephone: (801) 521-7900. If to the Company, to its principal executive offices as identified on its last filing with the Commission.

         6.5 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the parties.

         6.6 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the personal representatives, successors and assigns of the respective parties hereto. The parties shall not have the right to assign their rights or obligations hereunder or any interest herein without obtaining the prior written consent of the other parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights, remedies, obligations or liabilities.

         6.7 General. The invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of any other term or provision hereof. The headings in this Agreement are for convenience of reference only and shall not alter or otherwise affect the meaning hereof. This Agreement, the Related Agreements and the other items referred to herein or therein constitute the entire understanding of the parties hereto with respect to the subject matter hereof and thereof and supersede all present and prior agreements, whether written or oral. This Agreement is intended to take effect as a sealed instrument and may be executed in any number of counterparts which together shall constitute one instrument and shall be governed by and construed in accordance with the laws (other than the conflict of laws rules) of the State of Utah, and shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

         6.8 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. One or more counterparts of this Agreement or any Exhibit or Schedule hereto may be delivered via facsimile and such facsimile counterpart shall have the same effect as an original counterpart hereof.

         The undersigned have executed this Agreement as of the date first above written.


                                SELLERS:           /s/ Robert Long
                                                  ---------------------------
                                                   Robert Long


                                                   /s/ Robert Platek
                                                  ---------------------------
                                                   Robert Platek


                                                  /s/ Spencer Levy
                                                  ---------------------------
                                                  Spencer Levy


                                                  /s/ Robert Salluzzo
                                                  ---------------------------
                                                  Robert Salluzzo


                                PURCHASERS:       /s/ Heber C. Bishop
                                                  ---------------------------
                                                  Heber C. Bishop

                                                  PATRONUS INDUSTRIES, LC


                                                  By   /s/ Richard Anderson
                                                     ---------------------------
                                                     Richard Anderson, Manager

                                INDEX TO EXHIBITS

          EXHIBIT                                   DESCRIPTION
             A                                   Note
             B                                   Pledge Agreement
             C                                   Guarantee
             D                                   Legal Opinion - Sellers Counsel


                                ANNEX I TO STOCK
                               PURCHASE AGREEMENT

Sellers:

           Name and Address                Shares             Sales Price
Robert Long                                234,594              $92,849.70
19 Maple Lane
Rhinebeck, New York 12572
Robert Platek                              274,630             $108,695.50
5 Halls Ln.
Rye, New York 10580
Spencer Levy                                54,926              $21,739.10
11 Waverly Pl., #6H
New York, New York 10003
Robert Salluzzo                             67,500              $26,715.70
204 S. William St.
Johnstown, New York 12095


                                ANNEX II TO STOCK
                               PURCHASE AGREEMENT

Purchasers:

           Name and Address                Shares             Purchase Price
Patronus Industries, LC                    500,000               $197,894.40
1065 S. 500 W.
Bountiful, Utah 84010
Heber C. Bishop                            131,650                $52,105.60
6283 Tall Oaks Lane
SLC, Utah 84121

                                    Exhibit B

                                 PROMISSORY NOTE

$100,000                                                           April 7, 2003

         FOR VALUE RECEIVED, the undersigned (the "Borrower"), promise to pay to International Construction Concepts, Inc., a Nevada corporation (the "Lender"), the principal amount of $100,000 (the "Loan"), with interest accruing at the rate of 10% per annum thereon. All principal and interest owing hereunder shall be due and payable on demand.

         The Borrower may from time to time prepay all or any portion of the Loan, without premium or penalty. Payments shall be credited in the following order: (1) to attorneys' fees and costs, (2) to interest accrued to the date payment is received, and (3) to principal. Payments shall be credited on the date actually received by Lender.

         Any payment under this Note shall be made payable to the order of Lender in lawful money of the United States of America on the date such payment is due at the office of the Lender at 887 West Center Street, Orem, Utah 84057 or at such address as the Lender may specify in writing to the Obligor.

         If the Borrower shall fail to make any payment on the Loan, and such failure shall continue for a period of ten business days, then the Lender may proceed to enforce payment of the Loan in such manner as the Lender may elect.

         In the event any payment under this Note is not made, the Borrower agrees to pay the reasonable costs and expenses which may be incurred by the Lender in connection with the enforcement of any of its rights under this Note including court costs and reasonable attorney's fees, whether incurred with or without suit or before or after judgment.

         The Borrower and all guarantors and endorsers, hereby waive presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of this Note, except as specifically otherwise provided herein, and assent to extensions of time of payment, or forbearance or other indulgence, without notice.

         Any reference in this Note to the Borrower shall be deemed to include the successors and assigns of the Borrower; provided, however, that the Borrower may not assign its obligations hereunder without the prior written consent of the Lenders. Any reference in this Note to the Lenders shall be deemed to include the successors and assigns of the Lenders.

         Notwithstanding the place where this Note may be executed, the Borrower expressly agrees that all the terms and provisions hereof shall be governed by and construed in accordance with the laws (other than the conflict of laws rules) of the State of Utah.

         Lender agrees and acknowledges that in the event that Robert Long, Robert Platek, Spencer Levy and Robert Salluzzo ("Lenders") do not receive the $245,000 referenced in the Secured Non-Recourse Promissory Note of even date herewith by and between Lenders and Robert Arbon and Patronus Industries, LC then this Note shall terminate, and Borrower shall not be required to make any additional payments of principal or interest hereunder after the date of such termination.

         IN WITNESS WHEREOF, the undersigned has executed this Note as of the day and year first above written.

                                       BORROWER:

                                       NOXSO CORPORATION

                                       By   /s/ Robert Long
                                           -----------------------------------
                                       Its: President

                                       LENDER:

                                       INTERNATIONAL CONSTRUCTION CONCEPTS, INC.

                                       By   /s/ Noah Sifuentes
                                           -----------------------------------
                                       Its:

                                    Exhibit C

                      SECURED NON-RECOURSE PROMISSORY NOTE

$245,000                                                           April 7, 2003

         FOR VALUE RECEIVED, the undersigned makers (the "Obligors"), jointly and severally, promise to pay to the Sellers, as defined in Annex I to that certain Stock Purchase Agreement of even date herewith (the "Stock Purchase Agreement") relating to the sale of 631,650 shares of Noxso Corporation common stock to the Obligors (the "Lenders"), or order, the principal amount of $245,000 (the "Loan"), without interest thereon. All amounts owing hereunder shall be due and payable in full in a single payment on the thirty day anniversary hereof. This Note is subject to the terms and conditions of the Stock Purchase Agreement, which are, by this reference, incorporated herein and made a part hereof.

         The Obligors may from time to time prepay all or any portion of the Loan, without premium or penalty. Upon all prepayments of the Loan, the Obligors shall pay to the Lenders the principal amount to be prepaid together with unpaid interest in respect thereof accrued to the date of prepayment.

         Any payment of principal under this Note shall be made payable as follows: $92,849.70 shall be paid to Robert Long, $108,695.50 shall be paid to Robert Platek, $21,739.10 shall be paid to Spencer Levy and $26,715.70 shall be paid to Robert Salluzzo in lawful money of the United States of America on the date such payment is due at 19 Maple Lane Rhinebeck, New York 12572, or at such address as the Lenders may specify in writing to the Obligor. Payments of interest, if any, shall be paid to the Obligors in proportion to the amount owing to each Obligor hereunder.

         If the Obligors shall fail to make any payment on the Loan, and such failure shall continue for a period of ten business days, then the Lenders may proceed to enforce payment of the Loan in such manner as the Lenders may elect.

         This Note is secured by, and entitled to the benefits of a Guarantee of even date herewith and a Pledge Agreement of even date herewith. NOTWITHSTANDING ANY OTHER PROVISION IN THIS NOTE, THE STOCK PURCHASE AGREEMENT OR ANY RELATED AGREEMENT, THIS NOTE IS NON-RECOURSE TO THE OBLIGORS AND THE RIGHTS AND REMEDIES OF THE LENDERS HEREOF ARE LIMITED SOLELY TO RECOVERY (I) FROM THE PROPERTY DESCRIBED IN THE PLEDGE AGREEMENT AND (II) OF FUNDS UNDER THE GUARANTEE.

         The rights and remedies of the Lenders under this Note shall be cumulative and not alternative. No waiver by the Lenders of any right or remedy under this Note shall be effective unless in a writing signed by the Lenders. Neither the failure nor any delay in exercising any right, power or privilege under this Note will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege by the Lenders will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right of the Lenders arising out of this Note can be discharged by the Lenders, in whole or in part, by a waiver or renunciation of the claim or right unless in a writing signed by the Lenders; (b) no waiver that may be given by the Lenders will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on the Lenders will be deemed to be a waiver of any obligation of the Lenders or of the right of the Lenders to take further action without notice or demand as provided in this Note.

         The parties hereto, including the Obligors and all guarantors and endorsers, hereby waive presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of this Note, except as specifically otherwise provided herein, and assent to extensions of time of payment, or forbearance or other indulgence, without notice.

         So long as any there shall be a default under this Note, the applicable interest rate shall be increased, to the extent permitted by law, to ten percent (10%) (the "Default Rate"), and the unpaid principal amount shall bear interest at the Default Rate from the date of default until the date of cure or waiver (if any) of such default or until the entire principal amount and outstanding interest (including interest at the Default Rate) has been paid to Lenders. All interest payable at the Default Rate shall be payable on demand. Notwithstanding anything herein to the contrary, the maximum interest rate that the Lenders shall be entitled to receive hereunder shall not exceed the maximum rate permitted by law.

         Subject to the non-recourse provisions contained herein, in the event any payment under this Note is not made, the Obligors agree to pay the reasonable costs and expenses which may be incurred by the Lenders in connection with the enforcement of any of their rights under this Note including court costs and reasonable attorney's fees, whether incurred with or without suit or before or after judgment.

         Any reference in this Note to the Obligors shall be deemed to include the successors and assigns of the Obligors; provided, however, that the Obligors may not assign their obligations hereunder without the prior written consent of the Lenders. Any reference in this Note to the Lenders shall be deemed to include the successors and assigns of the Lenders.

         Notwithstanding the place where this Note may be executed, the Obligors expressly agree that all the terms and provisions hereof shall be governed by and construed in accordance with the laws (other than the conflict of laws rules) of the State of Utah.

         If any provision in this Note is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Note will remain in full force and effect. Any provision of this Note held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

         IN WITNESS WHEREOF, the undersigned has executed this Note as of the day and year first above written.


                   OBLIGORS:                     /s/ Heber C. Bishop
                                                 -------------------------------
                                                 Heber C. Bishop

                                                 PATRONUS INDUSTRIES, LC

                                                 By   /s/ Richard Anderson
                                                    ----------------------------
                                                     Richard Anderson, Manager

                                    Exhibit D

                                    GUARANTY

         THIS AGREEMENT made and entered into by and between Wynn Westmoreland, individually, and Santa Rosa Corporation , a Nevada corporation (hereinafter jointly and individually referred to as the, "Guarantor"), and the persons listed on Exhibit A hereto (hereinafter referred to as "Secured Parties").

                                R E C I T A L S:

         WHEREAS, certain individuals (the "Purchasers") have entered into a Stock Purchase Agreement of even date herewith (hereinafter the "Contract") with the Secured Parties; and

         WHEREAS, the Purchasers have entered into a Secured Non-Recourse Promissory Note of even date herewith in the principal amount of $245,000 (hereinafter the "Note") in favor of the Secured Parties; and

         WHEREAS, Secured Parties, as a condition precedent to entering into the Contract, as well as the other documents in furtherance thereof, required that payment of the $245,000 referenced in the Note (the "Obligations") shall be guaranteed by Guarantor.

         WHEREAS, Guarantor desires for the Secured Parties to executed the Contract with the Purchasers.


                                    AGREEMENT

1. Now, therefore, upon default of the payment of the Obligations, the Guarantor unconditionally guarantees and promises to pay to Secured Parties all of the Obligations.

2. The Guarantor understands and agrees that the liability of the Purchasers and the obligations of the Guarantor are separate and independent obligations, and that a separate action may be brought and prosecuted against the Guarantor or any other Guarantor on the Obligations whether or not such action is brought against the Purchasers, or whether or not the Purchasers are joined in any such action. The Guarantor further understands and agrees that the release of any other Guarantor, or Purchaser, shall not constitute a waiver or release of any Guarantor without an express writing to the effect of the same signed by the Secured Parties.

         The Guarantor waives any and all defenses, claims, setoffs and discharges of the Purchasers, or any other obligor, pertaining to the Obligations, except the defense of discharge by payment in full. Without limiting the generality of the foregoing, the Guarantor will not assert, plead or enforce against the Secured Parties any defense of waiver, release, discharge or disallowance in bankruptcy, statute of limitations, res judicata, statute of frauds, anti-deficiency statute, fraud, incapacity, lack of authority, minority, usury, illegality or unenforceability which may be available to the Purchasers or any other person liable in respect of any of the Obligations, or any setoff available against the Secured Parties to the Purchasers or any other such person, whether or not on account of a related transaction. The Guarantor expressly agrees that the Guarantor shall be and remain liable for any deficiency remaining after foreclosure of any mortgage or security interest securing the Obligations, whether or not the liability of the Purchasers or any other obligor for such deficiency is discharged pursuant to statute or judicial decision. The liability of the Guarantor shall not be affected or impaired by any voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all the assets, marshalling of assets and liabilities, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of, or other similar event or proceeding affecting, the Purchasers or any of their assets. The Guarantor will not assert, plead or enforce against the Secured Parties any claim, defense or setoff available to the Guarantor against the Purchasers. The Guarantor waives presentment, demand for payment, notice of dishonor or nonpayment and protest of any instrument evidencing the Obligations. The Secured Parties shall not be required first to resort for payment of the Obligations to the Purchasers or other persons, or their properties, or first to enforce, realize upon or exhaust any collateral security for the Obligations, before enforcing this Guaranty.

         Notwithstanding the foregoing, nothing contained in this Guaranty shall in any way limit or restrict the ability of Guarantor to raise any defenses, claims, setoffs or other claims relating to a breach or other action of the Secured Parties relating to the Contract or any other document or agreement executed and/or delivered in connection therewith.

3. This Guaranty shall be an open and continuing Guaranty, subject only to the limitations herein set forth, and shall continue in force until the Obligations are paid in full, notwithstanding any changes in the form of the indebtedness or renewals or extensions granted at any time by the Secured Parties in their sole and unfettered discretion.

4. Payment of the Obligations is secured by a Deed of Trust, of even date herewith in the form attached hereto as Exhibit A (the "Trust Deed"), executed by Santa Rosa Corporation, as Trustor, to First American Title, as Trustee, in favor of Secured Parties, as Beneficiaries, covering (among other things) certain real property situated in Wasatch County, State of Utah (the "Property"). In connection therewith, on the date hereof Guarantor will provide Secured Parties with an ALTA Lender's Policy of Title Insurance in the principal amount of $245,000 and otherwise in a form that is acceptable to Secured Parties.

5. The losing party agrees to pay reasonable attorneys' fees and all other costs and expenses which may be incurred by the winning party in the enforcement of this Guaranty.

6. This Guaranty shall remain in full force and effect and continue to be effective should any petition be filed by or against any the Guarantor for liquidation or reorganization, should the Guarantor become insolvent or make an assignment for the benefit of any creditor or creditors or should a receiver or trustee be appointed for all or any significant part of the Guarantor's assets, and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the obligations to the Secured Parties under the Secured Obligations or this Guaranty, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee, whether as a "voidable preference," "fraudulent conveyance," or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Note and/or this Guaranty, as the case may be, shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

         IN WITNESS WHEREOF, the undersigned Guarantor has executed this Guaranty this 7th day of April, 2003.



                                                 /s/ Wynn Westmoreland
                                                --------------------------------
                                                 Wynn Westmoreland, individually

                                                SANTA ROSA CORPORATION

                                                By   /s/ Austin Westmoreland
                                                --------------------------------
                                                   Its: President

                                    Exhibit E

                                PLEDGE AGREEMENT

         The pledgors listed on the signature page hereof (hereinafter referred to as "Pledgors"), to induce pledgees listed on the signature page hereof (hereinafter referred to as "Pledgees") to sell shares of Noxso Corporation common stock for consideration comprised partly of a Promissory Note of even date herewith in the principal amount of $245,000 made by the Pledgors and payable to the order of Pledgees, hereinafter referred to as the "Note", hereby pledge to Pledgees and grant a security interest to Pledgees in the stock certificates and shares that are identified in Attachment I, herewith delivered to Pledgees, duly endorsed in blank or accompanied by an assignment duly executed in blank, with such signatures properly guaranteed, and any other such items acquired by Pledgors prior to, contemporaneously with, or subsequent to the date of this Pledge Agreement, and the proceeds thereof (hereinafter referred to as the "Collateral") for the purpose of securing (1) payment of the indebtedness evidenced by the Note and any extensions and/or renewals or modifications thereof; (2) the performance by Pledgors of all of the provisions of the Note; (3) the performance of each agreement Pledgors herein contained. The obligations described in items (1) through (3) above are hereinafter referred to as the "Secured Obligations."

         In connection with this Pledge Agreement:

         1. Representations. The Pledgors warrant and represent that, except for restrictions imposed by applicable securities laws, there are no restrictions upon the voting or transfer of any of the Collateral other than may appear on the face of any instrument, document or certificate evidencing any of the Collateral or as imposed by applicable securities laws and that each of the Pledgors has the right to vote and to pledge, grant a security interest in or otherwise transfer such Collateral free of any encumbrances and without obtaining the consents of any other person. The Collateral is and shall at all times be duly authorized validly issued, fully paid and nonassessable and free and clear of any security interests, mortgages, pledges, liens, encumbrances, and restrictions on the transfer thereof, except for the security interest in favor of Pledgees created hereby and restrictions on transfer imposed by applicable securities laws. Each of the Pledgors, jointly and severally, will indemnify and save and hold Pledgees harmless from and against any and all claims, damages, loss, liability or judgments which may be incurred or sustained by Pledgees or asserted against Pledgees by reason of the breach or alleged breach of any covenant contained herein or the falsity or alleged falsity of any representation or warranty contained herein, by reason of the exercise by Pledgees of any of Pledgees' security rights with respect to the Collateral, or by reason of any assessment on the Collateral arising by operation of law. The covenants contained in this Section 1 shall survive the termination of the other provisions of this Pledge Agreement.

         2. Subsequent Changes Affecting Collateral. The Pledgors represent to the Pledgees that the Pledgors have made their own arrangements for keeping informed of changes or potential changes affecting the Collateral (including but not limited to rights to convert, rights to subscribe, payment of dividends, reorganization or other exchanges, tender offers and voting rights), and the Pledgors agree that the Pledgees shall have no responsibility or liability for informing the Pledgors of any such changes or potential changes or for taking any action or omitting to take any action with respect thereto.

         3. Administration of Collateral. Until there shall have occurred an event of default under the Note or this Pledge Agreement (individually and collectively, the "Loan Documents", the Pledgors shall be entitled to receive all cash dividends on the Collateral and to vote or consent with respect to the Collateral in any manner not inconsistent with the terms of this Pledge Agreement or the Loan Documents. All other distributions made or paid on or in respect of the Collateral shall be retained by Pledgees (or if received by Pledgors, shall be delivered to Pledgees in the original form received) and shall be held and applied by Pledgees in accordance with the terms and provisions hereof applicable to the Collateral. If there shall have occurred an event of default under any of the Loan Documents, all distributions and payments with respect to the Collateral shall be retained by Pledgees (or, if received by Pledgors, shall be forthwith delivered or paid to Pledgees in the original form received) and applied by Pledgees in such order and manner to the payment of such one or more Secured Obligations as Pledgees may in their sole discretion determine. If there shall have occurred an event of default under any of the Loan Documents, Pledgees shall be entitled to vote or consent or take any other action with respect to the Collateral and the Pledgors will, if so requested, execute appropriate proxies therefor, and Pledgees may cause the Collateral to be registered in their name or in the name of their nominee.

         4. Custody of Collateral. Pledgees shall have no duty as to the collection or protection of the Collateral or any part thereof or any income thereon or distribution with respect thereto, or as to the preservation of any right with respect thereto, beyond the safekeeping of any Collateral actually in their possession. Pledgees shall maintain possession of the Collateral until all Secured Obligations have been paid in full.

         5. Adjustments. In the event that, during the term of this Agreement, any stock dividend, reclassification, readjustment or other change is declared or made in the capital structure of any company, partnership or other entity which issued any part of the Collateral or in the event that new or additional instruments, contracts, insurance policies or other Collateral are issued, all new, substituted and additional instruments, contracts, policies, shares, partnership interests or other securities issued by reason of any such change shall be delivered to and held by Pledgees under the terms of this Agreement in the same manner as the Collateral originally pledged hereunder.

         6. Warrants, Rights and After Acquired Stock. In the event that during the term of this Agreement, subscription warrants or any other rights or options shall be used in connection with the Collateral, such warrants, rights and options shall be immediately assigned by the Pledgors to the Pledgees, and if exercised by one or more Pledgors, all new stock, partnership interests or other securities so acquired by the Pledgors shall be immediately assigned to the Pledgees to be held under the terms of this Agreement in the same manner as the Collateral originally pledged hereunder.

         7. Waivers. The Pledgors hereby waive notice of acceptance of this Agreement, presentment and demand for payment of any of the Secured Obligations, protest and notice of dishonor or default to the Pledgees or any other party with respect to any of the Secured Obligations, and all other notices to which the undersigned might otherwise be entitled except as herein otherwise expressly provided.

         8. Default. In the event that a Pledgor defaults in the payment or performance of any of the Secured Obligations, Pledgees shall have the rights and remedies of a secured party under the Uniform Commercial Code, and the Pledgees may, upon compliance with the applicable notice provisions of the Note, if any, and without liability for any diminution in price which may have occurred, sell all the Collateral in such manner and for such price as the Pledgees may determine and, except to the extent prohibited by applicable law which cannot be waived, the following provisions shall govern Pledgees' right to realize upon the Collateral:

                  (a) Pledgees shall not be required to make any demand upon or pursue or exhaust any of Pledgees' rights or remedies against Pledgors or others with respect to the payment of the Secured Obligations, or to pursue or exhaust any of their rights or remedies with respect to any direct or indirect guarantee thereof or with respect to the Collateral or any other security for the payment of the Secured Obligations. Pledgees shall not be required to marshal the Collateral or any other security for the payment of the Secured Obligations or any guarantee of the Secured Obligations or to resort to the Collateral, any such other security or any such guarantee in any particular order and all of Pledgees' rights hereunder and under all Loan Documents shall be cumulative. To the extent permitted by applicable law, the Pledgors hereby waive any right to prior notice or judicial hearing in connection with Pledgees' taking possession or disposition of the Collateral including without limitation, any and all prior notice of and hearing for any prejudgment remedy and any such right which the Pledgors might otherwise have under the constitution or any statute of the United States or any State.

                  (b) Any of the Collateral may be sold for cash or other value in any number of lots at brokers' board, public auction or private sale without demand, advertisement or notice (excepting only that Pledgees shall give the Pledgors 15 days' prior written notice of the time and place of any public sale, or the time after which a private sale may be made, which notice the Pledgors and Pledgees hereby agree to be reasonable) or Pledgees may propose to retain the Collateral in satisfaction of the Secured Obligations, in which event Pledgees shall give Pledgors 15 days' prior written notice (or such greater period as may be required by applicable law) of their intent to so retain the Collateral. At any sale or sales of the Collateral (except at private sale) Pledgees, any of their officers acting on their behalf or assigns may bid for and purchase the whole or any part of the property and rights so sold and upon compliance with the terms of such sale may hold, exploit and dispose of such property and rights without further accountability to the Pledgors except for the proceeds of such sale or sales. The Pledgors will execute and deliver, or cause to be executed and delivered, such instruments, documents, registration statements, assignments, waivers, certificates and affidavits and supply or cause to be supplied such further information and take such further action as Pledgees shall require in connection with such sale.

                  (c) The proceeds of all sales and collections, the application of which is not otherwise herein provided for, shall be applied as follows: (i) first, to the payment of the costs and expenses of such sale or sales and collections and Pledgees' reasonable compensation and the reasonable compensation of Pledgees' counsel; (ii) second, any surplus then remaining to the payment of the Secured Obligations secured by the Collateral in such order and manner as Pledgees may, in their sole discretion, determine; (iii) third, any surplus then remaining shall be deposited in the account of the Pledgors, subject, however, to the rights of the holder of any then existing lien of which Pledgees have actual notice.

                  (d) The Pledgors recognize that registration under the Securities Act of 1933 of the Collateral might be required to effect a public sale thereof and that Pledgees may desire to effect one or more private sales to avoid the delays and uncertainty surrounding the registration process. The Pledgors therefore agree that if, at any time when Pledgees shall determine to exercise their right to sell all or part of the pledged stock pursuant to this
Section 8, (i) the Collateral shall not be effectively registered under the Securities Act of 1933 as then in effect, and (ii) a public sale thereof shall not be exempt from such registration in the opinion of Pledgees' counsel, then Pledgees may, in their sole and absolute discretion, sell the Collateral by private sale in such manner and in such circumstances as they may deem necessary or advisable to effect such sale without such registration, and that such private sale shall be commercially reasonable. Without limiting the generality of the foregoing, in any event Pledgees may, in their sole and absolute discretion, (i) approach and negotiate with a single possible purchaser to effect such sale, and (ii) restrict such sale to a purchaser who will represent and agree that such purchaser is purchasing for their own account, for investment, and not with a view to a distribution or sale of such securities. In the event of any such private sale, the Pledgors hereby agree that Pledgees shall incur no responsibility for selling all or part of the Collateral at a private sale, notwithstanding the possibility that a substantially higher price might be realized if the sale were deferred until after registration as aforesaid.

         9. Defeasance. When all of the Secured Obligations have been paid and performed in full, this Pledge Agreement shall cease and determine, and, at the Pledgors' written request, accompanied by such certificates and opinions as Pledgees may reasonably deem necessary, the Collateral shall revert to the Pledgors and Pledgees' estate, rights, title, and interest therein shall cease, determine and become void, and thereupon on the Pledgors' demand and at the Pledgors' cost and expense, Pledgees shall execute proper instruments, acknowledging satisfaction of and discharging this Pledge Agreement, and shall redeliver to the Pledgors the Collateral then in their possession.

         10. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Pledgors, the Pledgees, and their successors and assigns, and the transferees and holders of any of the Secured Obligations; however, Pledgors may not assign this Agreement without the written consent of the Pledgees.

         11. Applicable Law. This Agreement shall be governed by and construed under the laws of the State of Utah. Whenever possible each provision of this Agreement shall be interpreted in such manner as to be effective and valid under the applicable law, but, if any provision of this Agreement shall be held to be prohibited or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

         12. Further Assurances. The Pledgors agree that they will cooperate with the Pledgees and will execute and deliver, or cause to be executed and delivered, all such other instruments and will take all such other action as the Pledgees may reasonably request from time to time in order to carry out the provisions and purposes hereof. Upon the Pledgees' reasonable request from time to time, the Pledgors will execute and deliver, and file and record in the proper filing and recording places, all such instruments, including, without limitation, Uniform Commercial Code financing statements, and will take all such other action, as the Pledgees deem reasonably necessary for perfecting or otherwise confirming to it the security interest granted by the Pledgors to the Pledgees in the Collateral pursuant to this Agreement.

         13. Notices. Any notice or other thing required or desired to be served, given or delivered hereunder shall be in writing, and shall be deemed to have been validly served, given or delivered upon deposit in the United States registered or certified mail, with proper postage prepaid and addressed to the party to be notified as follows:

                  (a)      If to the Pledgors at: Patronus Industries, LC 1065
                           S. 500 W. Bountiful, Utah 84010

                           Heber C. Bishop
                           6283 Tall Oaks Lane
                           Salt Lake City, Utah 84121

                  (b) If to the Pledgees at: Robert Long 19 Maple Lane Rhinebeck, New York 12572

                           Robert M. Platek
                           5 Halls Ln.
                           Rye, New York  10580

                           Robert Salluzzo
                           204 S. William St.
                           Johnstown, New York  12095

                           Spencer R. Levy
                           11 Waverly Pl, #6H
                           New York, New York  10003

or to such other address as a party may hereafter designate for prescribed.

         14. Section Headings. The section headings herein are for convenience of reference only, and shall not affect in any way the interpretation of any of the provisions hereof.

         IN WITNESS WHEREOF, the Pledgors and Pledgees have executed this Agreement to be effective as of the 7th day of April, 2003.


                     PLEDGORS:                    /s/ Heber C. Bishop
                                                 ------------------------------
                                                  Heber C. Bishop


                                                 PATRONUS INDUSTRIES, LC


                                                 By   /s/ Richard Anderson
                                                    ---------------------------
                                                    Richard Anderson, Manager


                     PLEDGEES:                     /s/ Robert Long
                                                 ------------------------------
                                                   Robert Long


                                                   /s/ Robert Platek
                                                 ------------------------------
                                                   Robert Platek


                                                   /s/ Spencer Levy
                                                 ------------------------------
                                                  Spencer Levy


                                                  /s/ Robert Salluzzo
                                                 ------------------------------
                                                  Robert Salluzzo

                                  ATTACHMENT I

                            DESCRIPTION OF COLLATERAL


         131,650 shares of Noxso Corporation common stock that are held of record by Heber C. Bishop.


         500,000 shares of Noxso Corporation common stock that are held of record by Patronus Industries, LC.